
02005595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30832

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nardella & Taylor
(Name — *if individual, state last, first, middle name*)

24 Hartwell Avenue	Lexington	MA	02420
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard J. DeAgazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Services, Inc., as of September 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Services, Inc.:

We have audited the accompanying statement of financial condition of Boston Capital Services, Inc. as of September 30, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Services, Inc. as of September 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nardella & Taylor

Lexington, Massachusetts
October 18, 2001


RECEIVED
JAN 2 4 2002
187

BOSTON CAPITAL SERVICES, INC.

Financial Statements and Schedules

September 30, 2001

(With Independent Auditors' Report Thereon)

BOSTON CAPITAL SERVICES, INC.

Statement of Financial Condition

September 30, 2001

Assets

Current assets:		
Cash	$	202,913
Concessions receivable - affiliates (note 5)		31,375
Deferred tax asset (note 3)		19,129
Total current assets		253,417
Other assets:		
Other assets		3,300
Deposits		500
Total other assets		3,800
Total assets	$	257,217

Liabilities and Stockholders' Equity

Current liabilities:		
Concessions payable	$	82,948
Accrued expenses (note 5)		26,505
Current federal and state income taxes payable (note 3)		10,786
Total current liabilities		120,239
Stockholders' equity:		
Common stock, $.01 par value; Authorized 300,000 shares; issued 1,000 shares		10
Additional paid-in capital		16,490
Retained earnings		120,728
		137,228
Less 250 shares of treasury stock, at cost (note 6)		250
Total stockholders' equity		136,978
Total liabilities and stockholders' equity	$	257,217

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Income

Year Ended September 30, 2001

Revenue:	
Concession revenue	$ 1,080,279
Expenses:	
Commissions	128,640
Due diligence fees	13,265
Administrative reimbursements - affiliates (note 5)	904,923
Professional fees	5,000
Broker/dealer, agent fees and other	23,451
Total expenses	1,075,279
Income before income taxes	5,000
Federal and state income tax benefit (note 3)	8,343
Net income	$ 13,343

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2000	$ 10	$ 16,490	$ 107,385	$ 250	$ 123,635
Net income	-	-	13,343	-	13,343
Balance at September 30, 2001	$ 10	$ 16,490	$ 120,728	$ 250	$ 136,978

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Cash Flows

Year Ended September 30, 2001

Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$	13,343
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Concessions receivable		8,935
Deferred tax asset		(19,129)
Deposits		4,089
Concessions payable		60,800
Accrued expenses		(22,274)
Income taxes payable		10,786
Net cash provided by operating activities		56,550
Cash at beginning of year		146,363
Cash at end of year	$	202,913

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2001

(1) Nature of Business

Boston Capital Services, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer selling tax advantaged investments in limited partnerships.

(2) Summary of Significant Accounting Policies

(a) Concessions

The Company recognizes concession revenue equal to the difference between the total concession and the amount payable to the participating broker on the date the partnership admits the limited partners. The related concession expenses payable to participating brokers are recorded and paid by the partnership.

(b) Income Taxes

Until June 14, 2001, the Company was taxed under provisions of Subchapter S of the Internal Revenue Code, whereby the Company's taxable income or loss is recognized by the individual stockholders. Therefore, no tax provision was necessary for the Company's current year earnings for the period from January 1, 2001 through June 14, 2001.

On June 14, 2001, the Company Subchapter S election was terminated. Therefore from June 14, 2001 through the end of the fiscal year, the Company was a separate taxpaying entity under Subchapter C of the Internal Revenue Code and is liable for federal and state income taxes on corporate income.

The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

(c) Fair Value of Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, which requires that the Company estimate and disclose the fair value of each material class of financial instruments (as defined by Statement 107) for which it is practicable to estimate that value. In accordance with Statement 107, the Company has identified its material financial instruments as cash, concessions and fees receivables, concessions payable and accounts payable and accrued expenses. The carrying amounts of cash, concessions and fees receivables, concessions payable and accounts payable and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

(d) Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Concentrations of Credit Risk

The Company maintains its cash balances at a financial institution. The account is guaranteed by the Federal Deposit Insurance Corporation up to $100,000. Any excess over this amount may be at risk.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

(3) Income Taxes

The provision for income taxes for the period from June 14, 2001 (termination of S corporation status) to September 30, 2001 is comprised of the following:

Current:	
Federal	$ 6,604
State	4,182
	10,786
Deferred:	
Federal	(11,712)
State	(7,417)
	(19,129)
Total	$ (8,343)

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 2001 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes.

The reason for the income tax benefit for the period from June 14, 2001 through September 30, 2001 was the existance of net temporary differences at June 14, 2001 when the Company's Subchapter S status was terminated. These temporary differences will result in a future benefit that will be realized by the Company as a taxpaying Subchapter C corporation.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

(4) Net Capital

Boston Capital Services, Inc., as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of September 30, 2001, Boston Capital Services, Inc. had a "net capital" requirement of $8,016, whereas its actual "net capital" was $114,049. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. Boston Capital Services, Inc.'s net capital ratio amounted to 1.05 to 1 as of September 30, 2001.

(5) Related Party Transactions

The Company acts as a dealer/manager in security transactions for affiliates and sells investments brokered by its affiliates. All concession revenue and fee income is derived from affiliated companies under common control.

All accounting, clerical and other management services are shared with and paid by affiliated companies. During 2001, the Company was charged by affiliated companies for administrative expenses totaling $904,923. Of this amount, $26,505 is included in accrued expenses at September 30, 2001.

(6) Treasury Stock

From its inception in 1982 until October 1, 1988, the Company was a wholly-owned subsidiary of BCS Group, Inc. On October 1, 1988, the Company purchased 250 shares of its own common stock from BCS Group, Inc. for $1 per share. Also on this date, the remaining 750 outstanding shares of the Company's common stock were purchased for $1 per share by three individuals.

Schedule I

BOSTON CAPITAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1

September 30, 2001

Aggregate indebtedness	$	120,239
Net worth:		
Common stock	$	10
Additional paid-in capital		16,490
Retained earnings		120,728
Treasury stock		(250)
Total net worth		136,978
Deduct nonallowable assets:		
Deferred tax asset		19,129
Other assets		3,300
Deposits		500
Total nonallowable assets		22,929
Net capital		114,049
Minimum net capital requirement to be maintained (note 4)		8,016
Net capital in excess of requirements	$	106,033
Ratio of aggregate indebtedness to net capital		1.05 to 1

The independent auditors' report should be read with this supplementary schedule.

Schedule II

BOSTON CAPITAL SERVICES, INC.

Reconciliation of Audited Computation of Net Capital
Under Rule 15c3-1 to Unaudited FOCUS Report Part IIA

September 30, 2001

Aggregate indebtedness per unaudited FOCUS Report	$	109,453
Audit adjustments		-
Aggregate indebtedness per audited financial statements	$	109,453
Net worth per unaudited FOCUS Report	$	128,635
Audit adjustments		8,343
Net worth per audited financial statements		136,978
Adjustments to compute net capital:		(22,929)
Net capital per audited financial statements	$	114,049

The independent auditors' report should be read with this supplementary schedule.


NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

The Board of Directors
Boston Capital Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Boston Capital Services, Inc. (the Company) for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons;
(ii) Recordation of differences required by Rule 17a-13;
(iii)Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Nardella + Taylor

Lexington, Massachusetts
October 19, 2001